# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Advisors' Inner Circle Fund III, CIK 0001593547
CUSIP: 00775Y322
Title of class of securities: Brown Advisory Flexible Equity ETF
Address of issuer's principal executive offices: ONE FREEDOM VALLEY DRIVE, OAKS, United States (X1), 19456
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001345929

## Reporting persons
- BROWN ADVISORY INC: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Maryland (MD); sole voting power 55,754,014; shared voting power 0; sole dispositive power 0; shared dispositive power 55,873,082; aggregate amount beneficially owned 56,917,196 (97.77% of the class)
- Brown Investment Advisory & Trust Company: type of reporting person: bank (BK); citizenship or place of organization: Maryland (MD); sole voting power 7,911,927; shared voting power 0; sole dispositive power 0; shared dispositive power 6,978,139; aggregate amount beneficially owned 7,911,927 (13.59% of the class)
- BROWN ADVISORY LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Maryland (MD); sole voting power 46,329,180; shared voting power 0; sole dispositive power 0; shared dispositive power 45,594,205; aggregate amount beneficially owned 46,704,531 (80.23% of the class)
- SIGNATURE FINANCIAL MANAGEMENT, INC: type of reporting person: investment adviser (IA); citizenship or place of organization: Virginia (VA); sole voting power 75,033; shared voting power 0; sole dispositive power 0; shared dispositive power 862,864; aggregate amount beneficially owned 862,864 (1.48% of the class)
- BROWN ADVISORY LTD: type of reporting person: investment adviser (IA); citizenship or place of organization: United Kingdom (X0); sole voting power 1,437,874; shared voting power 0; sole dispositive power 0; shared dispositive power 1,437,874; aggregate amount beneficially owned 1,437,874 (2.47% of the class)

## Item 1. Issuer
Name of issuer: Advisors' Inner Circle Fund III
Address of issuer's principal executive offices:
ONE FREEDOM VALLEY DRIVE, OAKS, PENNSYLVANIA UNITED STATES
19456

## Item 2. Person Filing
Name of person filing:
BROWN ADVISORY INC

Brown Investment Advisory & Trust Company

BROWN ADVISORY LLC

SIGNATURE FINANCIAL MANAGEMENT, INC

BROWN ADVISORY LTD
Address of principal business office or, if none, residence:
901 SOUTH BOND STREET
SUITE #400
Baltimore, Maryland
21231
Citizenship:
BROWN ADVISORY INC - MARYLAND

Brown Investment Advisory & Trust Company - MARYLAND

BROWN ADVISORY LLC - MARYLAND

SIGNATURE FINANCIAL MANAGEMENT, INC - VIRGINIA

BROWN ADVISORY LTD - UNITED KINGDOM

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: bank (BK), investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 56917196
Percent of class: 97.77
Sole power to vote or to direct the vote:
BROWN ADVISORY INC - 55,754,014

Brown Investment Advisory & Trust Company - 7,911,927

BROWN ADVISORY LLC - 46,329,180

SIGNATURE FINANCIAL MANAGEMENT, INC - 75,033

BROWN ADVISORY LTD - 1,437,874
Shared power to vote or to direct the vote:
BROWN ADVISORY INC - 0

Brown Investment Advisory & Trust Company - 0

BROWN ADVISORY LLC - 0

SIGNATURE FINANCIAL MANAGEMENT, INC - 0

BROWN ADVISORY LTD - 0
Sole power to dispose or to direct the disposition:
BROWN ADVISORY INC - 0

Brown Investment Advisory & Trust Company - 0

BROWN ADVISORY LLC - 0

SIGNATURE FINANCIAL MANAGEMENT, INC - 0

BROWN ADVISORY LTD - 0
Shared power to dispose or to direct the disposition:
BROWN ADVISORY INC - 55,873,082

Brown Investment Advisory & Trust Company - 6,978,139

BROWN ADVISORY LLC - 45,594,205

SIGNATURE FINANCIAL MANAGEMENT, INC - 862,864

BROWN ADVISORY LTD - 1,437,874

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: The total securities being reported are beneficially owned by investment companies and other managed accounts of direct/indirect subsidiaries of BROWN ADVISORY INC (listed above). These subsidiaries may be deemed to be beneficial owners of the reported securities because applicable investment advisory contracts provide voting and/or investment power over securities.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary:
BROWN ADVISORY INC is a parent holding company filing this schedule on behalf of the following subsidiaries pursuant to Rule 13d-1(b)(1)(ii)(G) under the Securities Exchange Act of 1934:
BROWN INVESTMENT ADVISORY & TRUST CO - BK (Bank)
BROWN ADVISORY LLC - IA (Investment Adviser)
SIGNATURE FINANCIAL MANAGEMENT, INC. - IA (Investment Adviser)
BROWN ADVISORY LTD - IA (Investment Adviser)

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- BROWN ADVISORY INC: Victor Fernandez, Chief Compliance Officer (05/08/2026)
- Brown Investment Advisory & Trust Company: Victor Fernandez, Chief Compliance Officer (05/08/2026)
- BROWN ADVISORY LLC: Victor Fernandez, Chief Compliance Officer (05/08/2026)
- SIGNATURE FINANCIAL MANAGEMENT, INC: Victor Fernandez, Chief Compliance Officer (05/08/2026)
- BROWN ADVISORY LTD: Victor Fernandez, Chief Compliance Officer (05/08/2026)